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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

December 2, 2019

Re:	XP Inc.
Amendment No. 1 to
Registration Statement on Form F-1
Filed November 20, 2019
File No. 333-234719

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Cara Lubit, Staff Accountant
Hugh West, Accounting Branch Chief
Jessica Livingston, Staff Attorney
Michael Clampitt, Attorney Advisor

Ladies and Gentlemen:

On behalf of our client, XP Inc. (the “Company”), this letter sets forth the Company’s responses to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 27, 2019 (the “Comment Letter”). On November 15, 2019, the Company publicly filed a registration statement on Form F-1 (the “Registration Statement”) and on November 20, 2019, the Company publicly filed Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The Company has revised Amendment No. 1 in response to the Staff’s comment and is filing concurrently with this letter Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”), which reflects these responses and certain other revisions and updates.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of Amendment No. 2 showing changes from the Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	December 2, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Key Business Metrics, page 79

1.

We note your response to comment 3. We also note that management fees include fees related to AUM managed by your asset managers as well as third party distribution fees. Please revise the table on page 79 to insert a line that quantifies third party distribution fees included in management fees for each period. In addition, enhance your MD&A narrative for each period to discuss trends and causal factors for this component of your management fee revenue.

Response

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 79 of Amendment No. 2 accordingly. In addition, the Company has revised the disclosure on pages 95, 98 and 100.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com; or Byron Rooney at 212-450-4658 or byron.rooney@davispolk.com; or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Guilherme Dias Fernandes Benchimol, Chief Executive Officer, XP Inc.
Bruno Constantino Alexandre dos Santos, Chief Financial Officer, XP Inc.
Fabrício Cunha de Almeida, General Counsel, XP Inc.
Kieran McManus, PricewaterhouseCoopers Auditores Independentes